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                                                              Exhibit 99

Contact:          Allison Cooke Kellogg
                  (212) 852-1127

For Release:      IMMEDIATE


                            U.S. TRUST EXPLORES POSSIBLE SALE OF
                             SECURITIES PROCESSING BUSINESSES

New York, N.Y., October 24, 1994 -- H. Marshall Schwarz, chairman and chief executive officer of U.S. Trust Corporation, today announced that the company is in negotiations for sale to a third party of its institutional custody, mutual funds servicing and unit trust businesses. There can be no assurance that U.S. Trust will determine to proceed with any such transaction, which would in any event be subject to approval by U.S. Trust's Board of Directors, according to Mr. Schwarz.

"This action is part of a strategy to focus on U.S. Trust's core businesses -- asset management services for individuals, institutions and mutual funds, private banking and corporate trust -- none of which would be included in any such transaction," Mr. Schwarz said.

U.S. Trust is a financial services company, specializing in asset management, private banking, fiduciary and securities services, with over $32 billion in assets under management and more than $419 billion in total assets under administration. Through its principal subsidiary, United States Trust Company of New York, and selected offices nationwide, U.S. Trust serves affluent individuals, families and institutions.